UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. today announced that Mr. Greg Peet has been appointed to the Company’s Board of Directors.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 17, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Monday, October 17, 2005

ANGIOTECH PHARMACEUTICALS APPOINTS GREG PEET

TO BOARD OF DIRECTORS

VANCOUVER, BC, October 17, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), today announced that Greg Peet, a former CEO and Chairman of A.L.I. Technologies Inc, has been appointed to Angiotech’s board of directors.

Mr. Peet was, most recently, the head of the McKesson Medical Imaging Group in 2002 after serving with A.L.I. Technologies Inc, since 1993, most recently as the President, CEO.  At McKesson, Mr. Peet grew annual revenues 200% over two years to $100 million entirely through internally generated growth.  At A.L.I. Mr. Peet led the transformation of the business from a primarily R&D facility to a viable commercial enterprise with a compounded 10 year revenue rate of 67% and over 400 employees.  In 2002, McKesson purchased A.L.I. Technologies Inc. for C$526 million in cash which is widely regarded as the seminal transaction in the image management market space and was the largest cash purchase of a British Columbia technology company on record.  Prior to McKesson and A.L.I, in 1993, Mr. Peet served as President and CEO of Enterprise Technologies Corp, a cable-television head-end equipment manufacturer.  From 1985-1993, Mr. Peet was engaged at NII Norsat International Inc., a broadcast communications equipment company where he assumed the role of President and CEO.  His time at NII Norsat was marked by a period of rapid revenue growth, earning recognition as the fastest growing public company in Canada.  Mr. Peet began his business career at the Royal Bank of Canada from 1976 to 1985.

Mr. Peet earned a Bachelor of Commerce degree from UBC in 1976 and has held several important corporate directorships over the past 10 years.  In 2002, Mr. Peet won the Ernst and Young Pacific Canada Entrepreneur of the Year.

“Greg brings to the Angiotech board a high level of expertise in corporate finance, business development, operational management, and the creation of a customer-centric corporate culture,” said William L. Hunter, President and CEO of Angiotech.  “We are greatly honored that he has accepted our nomination and look forward to tapping into his substantial industry experience as we build towards a more operationally focused future.”

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharma-therapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

# # #

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience, (503) 443-7354,

Email: wendyc@wagged.com